Mail Stop 0306


May 9, 2005


Via Facsimile and U.S. Mail

Mr. Ariel Shenhar
Chief Financial Officer
Ophthalmic Imaging Systems
221 Lathrop Way, Suite I
Sacramento, CA 95815

	Re: 	Ophthalmic Imaging Systems
		Form 10-KSB for the year ended December 31, 2004
      SEC File No. 1-11140


Dear Mr. Shenhar:

      We have reviewed your response letter dated April 28, 2005 and have the following additional comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K as of December 31, 2004

Financial Statements

Note 1:  Summary of Significant Accounting Policies

     Revenue Recognition - Page 30

1. We note your response to our prior comment 2 in which you state that you typically require a deposit from the customer upon accepting an order. Please tell us how you account for the deposits and when you recognize the amounts into revenue.
2. In a related matter, you state that in order to assure collectibility you assist customers in obtaining leasing terms when appropriate. Supplementally address the following:
a) Identify the leased item or amount being financed in these arrangements;
b) Tell whether you act as lessor in these arrangements and, if so, tell us whether these are capital leases or operating leases pursuant
SFAS 13.
c) Discuss how you account for revenues and any leased equipment under these leasing arrangements and explain how your accounting complies with SFAS 13 and related guidance.

Note 5, Notes Payable - Page F-13

3. Please refer to your response to our prior comment 5 and address the following:
a) We note that the Convertible Term Note agreement dated 4/27/04 and filed as an exhibit with your Form 8-K dated 4/29/04 indicates that the fixed conversion price was designated at $1.22 per share. Please explain how that agreement differs from the term sheet to which you refer in your response and explain why the term sheet supersedes the note agreement.
b) In addition, clearly explain to us why a beneficial conversion feature did not exist at the date of note issuance although even when the terms of both the term sheet and note agreement resulted in a conversion price of $1.22 per share and that price was less than the
$1.50 market value of your common stock on the same day.
c) Provide us with a materiality analysis of the impact on your balance sheet and statements of operations of correctly recording the beneficial conversion feature on these notes as of April 27, 2004. We may have further comments.

Item 8, Controls and Procedures - Page 20

4. Please refer to our prior comment 9. Note that the definition of disclosure controls and procedures contains two parts:
* Controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms.
* Controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It appears that your proposed statement still refers only to timely alerting management. See Exchange Act Rule 13a-15(e). If true, revise your disclosure to simply state that disclosure controls and procedures were effective. Otherwise, you should include the full definition of disclosure controls and procedures as provided in the
Exchange Act.


*    *    *    *


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Heather Tress, Staff Accountant, at (202)
824-
5263 or me at (202) 942-1984 if you have questions regarding comments on the financial statements and related matters.



							Sincerely,



							Martin F. James
							Senior Assistant Chief
Accountant
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Mr. Ariel Shenhar
Ophthalmic Imaging Systems
May 9, 2005
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